VIA EDGAR

May 29, 2018

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant” or the “Trust”)

File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to additional comments to the Registrant’s registration statement on Form N-14 and the Correspondence that were filed by EDGAR on March 28, 2018 that were provided to me by telephone on Friday, May 11, 2018 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to a proposed reorganization in which (i) the Wasatch Global Value Fund (“Global Value Fund”), a series of the Trust, will acquire all of the assets of the Wasatch Long/Short Fund (“Long/Short Fund”), a series of the Trust, in exchange for shares of the Global Value Fund and (ii) the assumption by the Global Value Fund of the liabilities of the Long/Short Fund.

1. SEC Comment: Please note the Registrant utilizes the word “differences/similarities” when comparing the Global Value Fund’s and Long/Short Fund’s investment objectives, strategies and risks disclosure. The Commission requests that the Registrant revise the disclosure to read “material differences” when such terminology is used.

Response: Registrant will use the term “material” or “materially” to qualify “different” or “differences” where appropriate throughout the document.

2. SEC Comment: As requested in Comment 11 of the Correspondence dated April 30, 2018, the Staff requested that the Registrant revise its disclosure regarding present tense and future tense. As an example, the third paragraph in the Q&A section – How do the Funds’ investment objectives and principal investment strategies compare? states that: “The Acquiring Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions, at least 40% of its assets are expected to be invested outside the United States, or if conditions are not favorable, 30% of its assets are expected to be invested outside the United States).” The Staff has requested that the disclosure read as follows: “The Acquiring Fund ~~may~~ will invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions, at least 40% of its assets ~~are expected to~~ will be invested outside the United States, or if conditions are not favorable, 30% of its assets ~~are expected to~~ will be invested outside the United States).”

Response: Registrant will make the change to clarify that the Fund will invest a significant portfion of its assets in securities of companies domiciled in foreign countries. The remaining portions of the strategy related to investments in emerging or frontier markets are permissive in nature.

3. SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?”, the fifth sentence in the second to last paragraph states: “As a result, there is significant overlap in the long positions of the Funds, approximately 44% as of January 31, 2018, which should help with a smooth transition in a merger.”

Please clarify if the “long positions” are large cap long positions. If yes, please revise disclosure accordingly. In regards to the 44% overlap, will any of these positions be sold when repositioning occurs? Please clarify.

Response: Registrant confirms that it does not intend to sell the overlapping positions as part of the repositioning in the Acquiring Fund after the Reorganization. There will be some trimming or purchases of overlapping positions in the Target Fund prior to the Reorganization as necessary to align the Target Fund’s portfolio to the Acquiring Fund’s percentage weights in such holdings. Additionally, Registrant will revise the fifth sentence in the second to last paragraph as follows:

As of January 31, 2018, both Funds held a significant amount of the same large cap long positions, and as a result, there was approximately 44% overlap in larger cap long positions in both Funds, which should help with a smooth transition in a merger. The Target Fund, however, intends to sell and purchase some of the holdings of the overlapping securities as necessary to align its portfolio to the Acquiring Fund’s percentage weights in such holdings.

4. SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?”, the fourth sentence in the second to last paragraph states: “In this regard, the Acquiring Fund is permitted to invest in companies of any size but is expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase, and the Target Fund also is permitted to invest in the equity securities of companies with a market capitalization of at least $100 million at the time of purchase, however the weighted average market cap of the Target Fund has historically been much higher, with a weighted average market cap of $194.8 billion as of January 31, 2018. ”

Please note that the weighted average market cap of the Acquiring Fund is included in the following sections of the Proxy Statement/Prospectus – “Reorganization of the Target Fund into the Acquiring Fund – Synopsis – Comparison of Investment Objectives and Investment Policies” and “Reorganization of the Target Fund into the Acquiring Fund – Comparison of the Funds – Principal Investment Strategies.” Please be consistent and include the disclosure in the “Q&A” section.

Response: The Registrant has revised the disclosure as follows:

In this regard, the Acquiring Fund is permitted to invest in companies of any size but is expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase. The Acquiring Fund had portfolio holdings with a weighted average market capitalization of US $117.4 billion as of January 31, 2018. The Target Fund also is permitted to invest in the equity securities of companies with a market capitalization of at least $100 million at the time of purchase, however the weighted average market cap of the Target Fund has historically been much higher, with a weighted average market cap of $194.8 billion as of January 31, 2018.

5. SEC Comment: Under the “Q&A” section – “Will the portfolio of the Target Fund be repositioned as a result of the Reorganization?” the last sentence states: “To the extent that the Target Fund’s expenses, including Reorganization expenses, exceed the Fund’s current expense cap, the Advisor will absorb the portion of the Reorganization expenses necessary for the Fund’s share classes to operate within their respective expense cap.” Please explain what the Registrant is conveying in this disclosure.

Response: The Advisor and the Registrant have agreed to split the direct costs of the Reorganization equally. Registrant is conveying that the Advisor may end up paying more than half of the costs of the Reorganization expenses, including the costs of repositioning the portfolio, by application of the contractual expense cap. Registrant has revised the disclosure as follows to more clearly convey this information:

To the extent that the Target Fund’s expenses, including Reorganization expenses, exceed the Fund’s current expense cap, the Advisor will pay more of the Reorganization expenses as necessary to keep each Fund’s share classes operating within their respective expense cap.

6. SEC Comment: Under the “Q&A” section – “How will the Reorganization impact fees and expenses?” please clearly state the differences in the fees and expenses. Please include an explanation of the gross expenses and net expenses as previously provided.

The third paragraph states: “Under the expense limitation agreement of both Funds, the Advisor may recoup certain amounts previously paid during the term of the agreement. In this regard, to calculate the required waiver or reimbursement, the Advisor will waive or reimburse expenses each day that the amount of the annualized operating expenses of a class exceeds its expense limit; however, the Advisor may be reimbursed such amounts on any day the annualized expenses of a class are below its expense limit to the extent the reimbursement does not cause the Fund’s expenses to exceed the expense cap during the term of the Agreement. The Advisor may not recoup any amounts previously waived or reimbursed after the expiration of the expense limitation agreement. The Advisor further will not recoup any Reorganization expenses allocated to it.” Please further clarify the second sentence.

Please clearly state the terms of the agreement and the period for the recoupment. Please refer to the AICPA Audit Risk Alert Investment Companies Industry Developments: “SEC Staff Comments and Observations” for 2009/2010 regarding Expense Recapture Plans with respect to recoupment of expenses.

Expense Recapture Plans

.73 In an expense recapture plan, the adviser and the fund enter into an agreement whereby the adviser can recapture expenses waived in prior years to the extent that the fund achieves economies of scale relevant to the established expense cap. The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

In addition, please confirm that the Advisor will not recoup any Reorganization expenses as a result of the expense limitation agreement. Accordingly, please revise all pertinent sections in the Registration Statement with respect to the discussion of the expense limitation agreement and recoupment.

Response: Registrant will revise the Q&A as follows, and will make conforming revisions where appropriate throughout the Registration Statement:

Q. How will the Reorganization impact fees and expenses?

A. The total gross and net operating expenses are expected to decrease for the shareholders of both classes of the Target Fund following the Reorganization. In this regard, the management fee will be reduced from 1.10% for the Target Fund to 0.90% for the combined Acquiring Fund for both classes. If the Reorganization had taken place as of October 1, 2017, the total gross expenses of the Investor Class shares of the Target Fund of 2.31% is expected to be reduced to 1.17% based on the pro forma gross expenses of the combined fund, and the total gross expenses of the Institutional Class shares of 2.15% is expected to be reduced to 1.08% based on the pro forma gross expenses of the combined fund. If the Reorganization had taken place as of October 1, 2017, the total operating expenses after fee waivers and expense reimbursements (net expenses) of the Investor Class shares of the Target Fund of 2.31% is expected to be reduced to 1.10% based on the pro forma net expenses of the combined fund, and the total net expenses of the Institutional Class shares of 2.03% is expected to be reduced to 0.95% based on the pro forma net expenses of the combined fund. Pro forma amounts are estimated and actual operating expenses may vary.

In addition, the total annual fund operating expenses after waivers is based on a contractual expense limitation agreement pursuant to which the Advisor has contractually agreed to waive fees and/or reimburse expenses of the Target Fund and the Acquiring Fund so that total annual operating expenses of each class of the respective Fund do not exceed certain levels (excluding interest, dividend expense on short sales/interest expense, acquired fund fees and expenses, taxes, brokerage commissions, other investment-related costs and extraordinary expenses). The expense limitation on both classes of the Acquiring Fund is lower than the expense limitation on the corresponding class of the Target Fund, and the contractual expense agreement of the Acquiring Fund will remain in effect through January 31, 2020 compared to January 31, 2019 for the Target Fund. If the expense cap of the Acquiring Fund is not renewed after January 31, 2020, the total annual fund operating expenses after waivers of the Acquiring Fund could increase depending upon, among other things, the size of the Acquiring Fund at that time.

Under the expense limitation agreement of both Funds, the Advisor may recoup certain amounts previously paid, but only during the term of the current agreement. In this regard, to calculate the required waiver or reimbursement, the Advisor will waive or reimburse expenses each day that the amount of the annualized operating expenses of a class exceeds its expense limit; however, the Advisor may be reimbursed such amounts on any day the annualized expenses of a class are below its expense limit to the extent the reimbursement does not cause the Fund’s expenses to exceed the expense cap during the term of the Agreement. The Advisor may not recoup any amounts previously waived during the term of a prior agreement. Regardless of the ability to recoup expenses under the terms of the current expense limitation agreement, the Advisor has agreed that it will not attempt to recoup any Reorganization expenses from the Target Fund.

See the section entitled “Comparison of the Funds – Fees and Expenses” in the Proxy Statement/Prospectus for additional information.

7. SEC Comment: Under the “Q&A” section – “Why does the Board recommend the Reorganization?” please enhance disclosure to note that the Board of Trustees concluded that the Reorganization was in the best interests the Target Fund, the Acquiring Fund and its respective shareholders.

Response: Registrant has revised the Q&A as requested.

8. SEC Comment: The fifth paragraph of the section “Reorganization of the Target Fund into the Acquiring Fund – Synopsis – Comparison of Investment Objectives and Investment Policies” of the proxy statement/prospectus states that: “The Target Fund will also, under normal market conditions, invest in the equity securities of companies with market capitalizations of at least $100 million at the time of purchase, although the weighted average market cap of the Target Fund typically has been much higher, with a weighted average market capitalization of the portfolio holdings of US $194.8 billion as of January 31, 2018. Similarly, the Acquiring Fund is permitted to invest in the equity securities of companies of any size, although it is expected that a significant portion of the Fund’s assets will be invested in companies with a market capitalization of over US $5 billion at the time of purchase. The Acquiring Fund had portfolio holdings with a weighted average market capitalization of US $117.4 billion as of January 31, 2018. As of January 31, 2018, approximately 44% of the Target Fund’s long assets overlapped with that of the Acquiring Fund.”

Please describe any material differences in the Funds. Please explain the term “similarly.” Is this term referring to large cap companies or any size? In addition, please explain in plain english the Target Fund’s long assets overlapped as well as the term “overlapped.”

Response: Registrant will revise the paragraph as follows:

While the Target Fund and the Acquiring Fund have materially different investment strategies, they have both been invested in securities of relatively large capitalization companies. The Target Fund will, under normal market conditions, invest in the equity securities of companies with market capitalizations of at least $100 million at the time of purchase, although the weighted average market cap of the Target Fund typically has been much higher, with a weighted average market capitalization of the portfolio holdings of US $194.8 billion as of January 31, 2018. The Acquiring Fund is permitted to invest in the equity securities of companies of any size, although it is expected that a significant portion of the Fund’s assets will be invested in companies with a market capitalization of over US $5 billion at the time of purchase. The Acquiring Fund had portfolio holdings with a weighted average market capitalization of US $117.4 billion as of January 31, 2018. As of January 31, 2018, both Funds held a significant amount of the same large cap long positions, and there was approximately 44% overlap in larger cap long positions in both Funds.

9. SEC Comment: Please confirm supplementally that all expenses related to short sales are included in the annual operating expenses fee table in the section “Reorganization of the Target Fund into the Acquiring Fund – Comparison of the Funds – Fees and Expenses” of the proxy statement/prospectus.

Response: Registant confirms that all estimated expenses related to short sales in the Acquiring Fund have been included.

10. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund – Comparison of the Funds – Examples” of the proxy statement/prospectus, the second sentence states that: “For purposes of calculating the impact of each Fund’s and the Acquiring Fund’s Pro Forma fee waivers and expense reimbursements in the examples below, the fee waivers and expense reimbursements are taken into account for the periods stated below assuming an effective date of August 1, 2018 (the first day of operation of the combined fund).” The effective date should be the effective date of the Registration Statement. Please revise.

Response: Registrant will make the change.

11. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Advisory and Other Fees” in the proxy statement/prospectus, there are currently tables with respect to the annual management fees net of reimbursements for the Funds and estimated annual management fees net of reimbursements for the combined fund. Please conform the tables to align with the pro formas or in the alternative remove the tables.

Response: The Registrant will delete the tables.

12. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Fees and Expense Ratios” in the proxy statement/prospectus, the sixth sentence states: “In addition, the Independent Trustees considered that the temporary contractual expense cap to which the Advisor agreed for each class of the combined fund was lower than the temporary contractual expense cap for each class of the Target Fund.” Please explain “temporary” contractual expense cap.

Response: Temporary is meant to convey that the expense limitation agreements do expire in accordance with their terms. Registrant will remove the word “temporary” from the paragraph.

13. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Potential Benefits to the Advisor and its Affiliates” in the proxy statement/prospectus, the last sentence states: “Similarly, the Board noted that any expense reimbursement for the classes of the Target Fund would also be eliminated under its applicable contractual expense cap as a result of the Reorganization.” Please clarify this sentence. Does this mean there will be no recoupment of fees?

Response: After discussing the potential reduction in the Advisor’s expense reimbursement requirements for the Acquiring Fund, the last sentence was designed to recognize that the Advisor will no longer have an expense reimbursement obligation with respect to the Target Fund as it will be terminated. Registrant will revise the sentence as follows:

Additionally, the Board noted that the Advisor’s obligation to waive fees or reimburse expenses of the classes of the Target Fund under its expense reimbursement agreement with the Target Fund would also be eliminated as a result of the Reorganization.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Senior Counsel

cc:	Russell L. Biles